UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom S.A. announces consolidated results for the nine-month period (“9M22”) and third quarter of fiscal year 2022 (“3Q22”)

2

telecom | personal | flow

Telecom Argentina
Press Release
3Q22 & 9M22

11-09-2022

Contacts:	Market Cap (NYSE: TEO): US$1,778.9 million*

Luis Fernando Rial Ubago

 (5411) 5112 7218

Tomás Pellicori

 (5411) 5524 7692

Telecom Argentina S.A.

announces consolidated results for the nine month period

(“9M22”) and third quarter of fiscal year 2022 (“3Q22”) **

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 9M22 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 9M22 and vs. 9M21 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of September 30 of 2022 and 2021, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

•	Previous’ year figures included for comparative purposes (September 2021) contain the effect of the year over year inflation as of September 2022, which was 83.0%.

•	Consolidated Revenues amounted to P$470,960 million in 9M22 (-12.2% in constant currency vs. 9M21), in a context of inflationary acceleration. Service Revenues totaled P$440,369 million (-11.6% in constant currency vs. 9M21).

•	Mobile clients in Argentina reached 20 million in 9M22 (+0.5 million vs. 9M21), cable TV subscribers totaled approximately 3.5 million (-61 thousand vs. 9M21), while broadband accesses amounted to 4.2 million (-30 thousand vs. 9M21).

•	Operating Income before Depreciation and Amortization amounted to P$135,138 million in 9M22 (-22.6% vs. 9M21), while our operating margin before D&A was 28.7%.

•	Due to economic and market conditions, a goodwill impairment of P$207.940 million was recorded as depreciation, amortization and impairment of fixed assets (refer to the “Impairment of goodwill” section of this press release), mainly including the goodwill generated as a result of the merger between Cablevisión and Telecom (which was effective as of January 1, 2018). The aforementioned impairment does not affect assets other than goodwill and has no impact over the Company's operations or its cash generation capacity.

•	The Company registered a Net Loss of P$163,498 million in 9M22 (vs. an income of P$1,876 million in 9M21). This loss was mainly due to the abovementioned impairment, and was partially offset by positive net financial results of P$75,126 million.

•	Investments (including rights of use assets) reached P$85,664 million in 9M22, equivalent to 18.2% of our Consolidated Revenues.

•	Net Financial Debt amounted to P$360,531 million in 9M22 (-11.8% in constant currency vs. 9M21).

*Market Cap as of November 8th, 2022

**Unaudited non financial data

TELECOM ARGENTINA	1

	IAS 29	IAS 29
(in million P$ adjusted by inflation, except where noted) * *	As of Sep- 30,	As of Sep- 30,	Δ $	Δ %
	2022	2021
Consolidated Revenues	470,960	536,247	(65,287)	-12.2%
Operating Income before D&A	135,138	174,607	(39,469)	-22.6%
Operating Income (loss)	(234,668)	2,169	(236,837)	-
Net income (loss) before income tax expense	(159,200)	58,542	(217,742)	-
Net income (loss) attributable to Controlling Company	(164,873)	655	(165,528)	-
Shareholders' equity attributable to Controlling Company	690,897	887,412	(196,515)	-22.1%
Net Financial Debt	(360,531)	(408,918)	48,387	-11.8%
Investments in PP&E, intangible assets & rights of use assets *	85,664	121,750	(36,086)	-29.6%

Fixed lines in service (in thousand lines) ***	2,030	2,524	(494)	-19.6%
Mobile customers (in thousand)	22,339	21,722	617	2.8%
Personal (Argentina)	19,997	19,522	475	2.4%
Núcleo (Paraguay) -including Wimax customers-	2,342	2,200	141	6.4%
Broadband accesses in Argentina (in thousand)	4,218	4,248	(30)	-0.7%
Pay TV Subscribers (in thousand)	3,500	3,561	(61)	-1.7%

Average Billing per user (ARPU) Fixed Telephony / voice (in P$ - Restated by inflation)	1,206.6	1,296.2	(89.6)	-6.9%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	936.5	1,039.6	(103.1)	-9.9%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	2,642.0	2,892.8	(250.8)	-8.7%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	2,620.9	3,201.6	(580.7)	-18.1%

* (in constant measuring unit – includes $10.779 million corresponding to additions of rights of use assets as of September 30, 2022)

**(Figures may not add up due to rounding)

*** (does not include IP telephony lines, which as of September 30, 2022 amounted to approximately 1,020 thousand)

Consolidated Revenues	EBITDA
(in million P$)	(in million P$)

EBIT	Net Income (Loss)
(in million P$)	(in million P$)

TELECOM ARGENTINA	2

Buenos Aires, November 9, 2022 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net loss of P$163,498 million for the period ended September 30, 2022 (-P$165,374 million vs. 9M21). The net income attributable to the controlling company was P$164,873 million (-P165,528 million vs. 9M21).

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in terms of the current measurement unit as of September 30, 2022.

The following table shows the evolution of the consumer price index (National CPI - according to INDEC’s official statistics) for the last two fiscal years and as of September 30, 2021 and 2022, which were used to restate the figures in constant currency:

	As of December 31.	As of December 31.	As of September 30.	As of September 30.
	2020	2021	2021	2022
Price Index Variation Annual	36.1%	50.9%	52.5%	83.0%
3-month cumulative (since June)	n/a	n/a	9.3%	22.0%
9 month cumulative	n/a	n/a	37.0%	66.1%

During the 9M22, Consolidated Revenues amounted to P$264,577 million, from which Service Revenues totaled P$247,527 million.

	IAS 29	IAS 29	∆ $	∆ %
	9M22	9M21
Consolidated Revenues (MMP$)	470,960	536,247	(65,287)	(12.2%)
Net Income (loss) attributable to Controlling Company (MMP$)	(164,873)	655	(165,528)	-
Net income (loss) attributable to Controlling Company per Share (P$)	(76.6)	0.3	(76.9)
Net income (loss) attributable to Controlling Company per ADR (P$)	(382.8)	1.5	(384.3)
Operating income before D&A *	28.7%	32.6%
Operating income (loss) *	-49.8%	0.4%
Net income (loss) *	-34.7%	0.3%

*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 9M22 and 9M21

Consolidated Operating Revenues

Mobile Services

As of September 30, 2022, total mobile subscribers in Argentina and Paraguay amounted to 22.3 million. In 9M22, total mobile services revenues represented P$187,113 million (-P$13,590 million or -6.8% vs. 9M21).

Mobile Services
Revenues

(in billion P$)

TELECOM ARGENTINA	3

Mobile Services in Argentina

As of September 30, 2022, total mobile subscribers amounted to approximately 20.0 million (+0.5 million vs. 9M21). Postpaid clients represented 43% of our subscriber base.

In 9M22, mobile service revenues in Argentina amounted to P$171,114 million (-4.6% vs 9M21). Mobile internet revenues accounted for 88% of mobile service revenues. The average monthly revenue per user (“ARPU” – restated in constant currency as of September 30, 2022) amounted to P$936.5 during 9M22 (-9.9% vs. 9M21). The effect generated by the restatement in terms of the September 30, 2022 current measurement unit (included in the ARPU) amounted to P$194.8 and P$537.4, for 9M22 and 9M21, respectively. Mobile churn was 2.5% (vs. 1.6% in 9M21).

    Mobile Consumption of
Personal in Argentina

Personal in Paraguay (‘Núcleo’)

As of September 30, 2022, Núcleo’s subscriber base reached 2.3 million clients. Prepaid and postpaid customers represented 80% and 20%, respectively.

Núcleo´s mobile service revenues during 9M22, amounted to P$15,999 million (-24.9% vs. 9M21), mainly due to a decrease in ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues were P$85,700 million in 9M22 (-P$19,420 million or -18.5% vs. 9M21). Cable TV subscribers totaled approximately 3.5 million (-61 thousand vs. 9M21). The monthly Cable TV ARPU (restated in constant currency as of September 30, 2022) reached P$2,620.9 during 9M22 (vs P$3,201.6 in 9M21). The effect generated by the restatement in terms of the measuring unit as of September 30, 2022 included in ARPU amounts to P$567.4 and P$1,663.9, for the 9M22 and 9M21, respectively. The average monthly churn during 9M22 and 9M21 was 1.3% and 1.1%, respectively.

Flow continued to strengthen its content offer by incorporating new products in music, national and international films, and gaming. During the 9M22, Flow’s subscribers reached 1.3 million (+200 thousand or +18.3% vs. 9M21)

Additionally, we continued to deploy the ISDB-T technology for analogic Flow subscribers in new cities, reaching more than 1.5 million subscribers in the Autonomous City of Buenos Aires and the province of Buenos Aires. We have also presented a new Flow Flex service, which consists of a flexible paid TV proposal that allows customers to contract Flow’s services for a fixed period of time, with packages of 3, 7, 15 and 30 days.

Pay TV Service
Revenues (in billion P$)

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$58,534 million in 9M22 (-P$16,658 million or -22.2% vs. 9M21).

The monthly fixed voice ARPU (restated in constant currency as of September 30, 2022) reached P$1,206.6 (vs. P$1,296.2 in 9M21). The effect generated by the restatement in terms of the measuring unit as of September 30, 2022, included in the ARPU amounted to P$271.0 and P$676.3 for the 9M22 and 9M21, respectively.

We continue to offer valuable proposals with the objective of supporting companies in their digital transformation, including cybersecurity as a key element in this transformation process.

Fixed Telephony and
Data Services Revenues
(in billion P$)

TELECOM ARGENTINA	4

In this regard, the Company included Oracle Cloud solutions in its offer, which includes application servers, databases and more.

Internet Services

Internet services revenues totaled P$105,070 million during 9M22 (-P$8,850 million or -7.5% vs. 9M21). As of September 30, 2022, total broadband accesses reached approximately 4.2 million (-30 thousand vs. 9M21).

Additionally, broadband ARPU (restated in constant currency as of September 30, 2022) amounted to P$2,642.0 per month in 9M22 (vs. P$2,892.8 in 9M21). The effect generated by the restatement in terms of the measuring unit as of September 30, 2022, included in the ARPU amounted to approximately P$563.9 and P$1,499.8, for the 9M22 and 9M21, respectively.

The average monthly churn rate for the 9M22 was 1.5% (unchanged when compared to 9M21). As of 9M22, 79% of our total customer base had a broadband service of 50Mb or higher (this percentage was 68% as of 9M21).

The Company continued to enhance the home connectivity experience of its customers, increasing the deployment of Fiber Optic to the Home (FTTH) in different locations throughout the country. These connections reach up to 300 megabytes, with low latency, multi-device connection and including the option of contracting Flow as an additional service, among other advantages.

Revenues from equipment sales

Equipment revenues amounted to P$30,591 million (-P$7,498 million or -19.7% vs. 9M21). Said decrease was mainly due to a lower volume of handsets sold (-18%), which have increased their average price.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$705,628 million in 9M22 (+P$171,550 million or -32.1% vs. 9M21). Excluding D&A and impairment of fixed assets, operating costs experienced a reduction of 7.1%.

The cost breakdown was as follows:

●	Employees benefits and severance payments: P$115,470 million (+4.5% vs. 9M21). Total employees amounted to 22,234 as of 9M22.

●	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits) were P$14,574 million (-25.4% vs. 9M21). This saving was mainly due to a new business dynamic that optimizes our links and sites which has offset the increase in prices of services that are denominated in US dollars.

●	Fees for services, maintenance, materials and supplies: P$56,503 million (-7.7% vs. 9M21). This decrease is mainly explained by a decrease in maintenance and material costs of $5,731 million vs. 9M21.

●	Taxes and fees paid to regulatory authorities: P$36,272 million (-12.3% vs. 9M21). This decrease was mainly due to lower sales during 9M22 vs 9M21. These costs represent 7.7% of total revenues as of 9M22 and 9M21.

●	Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$27,731 million (-8.3% vs. 9M21). Said decrease was mainly explained by lower agent commission charges and collection fees, partially offset by a slight increase in advertisement costs related to campaigns related to Personal Pay (the Company’s electronic wallet) and cybersecurity services.

TELECOM ARGENTINA	5

●	Cost of handsets sold: P$21,745 million (-19.5% vs. 9M21). These costs decreased mainly due to a lower volume of handsets sold (-18% vs. 9M21), notwithstanding the increase in purchase prices.

●	Programming and content costs: P$29,530 million (-19.4% vs. 9M21). Said reduction was mainly explained by commercial efficiencies, which were partially offset by price increases in almost all of our broadcasting signals.

●	Other Costs totaled P$33,967 million (-3.3% vs. 9M21), of which bad debt expenses reached P$11,781 million (+20.0% vs. 9M21).

●	Our bad debt ratio was 2.5% as of September 30, 2022 (vs. 1.8% in 9M21). The increase was mainly due to the deteriorating economic situation in Argentina, which has a direct impact on our bad debt ratios. The bad debt ratio of the 9M21 was impacted by post-pandemic collection improvements.

●	Other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity) totaled P$22,186 million (-12.4% vs. 9M21). All components of this item have experienced a reduction in real terms.

●	Depreciation, amortization and impairment of fixed assets amounted to P$369,806 million (+114.5% vs. 9M21). Due to the complex macroeconomic context in Argentina, the Company has reviewed the recoverable value estimate of the goodwill allocated to the Argentine cash-generating unit (CGU). From said analysis, it was concluded that the book value of the CGU exceeds its recoverable value. Consequently, an impairment of goodwill was recognized for P$207,940 million (refer to section “Recovery of goodwill” in Relevant financial events of the period).

This charge also includes the impact of the amortization of assets incorporated after September 30, 2021, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) were P$75,126 million in 9M22 (vs. P$55,989 million in 9M21), mainly due to:

In millions of $	9M22	9M21	Var
RECPAM	50,853	20,972	29,881
Net interest	(3,224)	(22,107)	18,883
Exchange differences	46,987	68,362	(21,375)
Investment results	(12,162)	(901)	(11,261)
Others	(7,328)	(10,337)	3,009
Total	75,126	55,989	19,137

Income Tax

Our income tax includes the following effects:

i)	the tax to be paid according to applicable local tax legislation,

ii)	the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment, and

iii)	the effects mentioned in Note 13 to the consolidated financial statements as of September 30, 2022.

Income tax loss amounted to P$4,298 million in 9M22 (vs. a loss of P$56,666 million in 9M21). The tax paid according to item (i) above amounted to P$34,934 million in 9M22 (vs. P$23,263

TELECOM ARGENTINA	6

million in 9M21) and the income tax effect related to the application of the deferred tax method described in item (ii) above is a gain of P$30,636 million in 9M22 (vs. a loss of P$33,403 million in 9M21).

Consolidated Net Financial Debt

As of September 30, 2022, our net financial debt (cash, cash equivalents plus financial investments and financial NDF* & interest rate swaps minus loans) amounted to P$360,531 million, decreasing P$48,387 million (-11.8%) when compared to the consolidated net financial debt as of September 30, 2021 adjusted by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During the 9M22, the Company invested (including rights of use assets) P$85,664 million (-29.6% vs. 9M21). Said investments represented 18.2% of consolidated revenues in 9M22.

The investments were focused on

•	Projects related to improving internet transmission and access speed.

•	Deployment and modernization of our 4G mobile access sites, supporting the growth in the coverage of our mobile network.

•	Extension of our transmission and transport networks in order to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH architecture.

•	New customer contact systems

Relevant financial events of the period

Goodwill Impairment

The most significant goodwill held by the Company was generated as a result of the merger between Telecom Argentina and Cablevisión (the effective date of this transaction was January 1, 2018).

The aforementioned merger was a business combination made through an exchange of equity interests. In order to determine the goodwill obtained in the merger between Telecom and Cablevisión, the consideration paid was determined based on the fair value of the shares of Telecom on the last business day before the effective date of the transaction (January 1, 2018). The NYSE market price of the ADR of Telecom on said date was US$ 36.63 per ADR (as of September 30, 2022, the price of the ADR of Telecom was US$ 4.01).

The impairment of this goodwill is identified by comparing the recoverable value of the business in Argentina, which includes goodwill balance, to its book value. Recoverable value is determined using the higher value between its fair value less costs of disposal and its value in use. Fair value less cost of disposal is calculated taking into account the Company’s market capitalization value according to the average trading price of the stock in the local stock exchange (BYMA), and value in use is estimated using a discounted cash flow model.

Due to the deterioration of market conditions in Argentina and globally, the recoverable value of Argentinian business fell short vs. the book value by approximately P$208 billion pesos. This impairment is mainly due to the minor increase of Telecom's share price in pesos, which has

TELECOM ARGENTINA	7

underperformed inflation, while fixed assets increase their book values based on the inflation rate in accordance with the requirements under IAS 29. Consequently, an impairment for the aforementioned amount was registered as of September 30, 2022 in “D&A and impairment of fixed assets”.

The aforementioned impairment does not affect assets other than goodwill, and has no impact over the Company’s operations or its cash generation capacity.

For further information, refer to Note 26 of the Consolidated Financial Statements as of September 30, 2022.

Class 12 local notes - Reopening

Issuance Date: March 9, 2022.

Amount Issued: US$75 million to be paid in Argentine pesos at the applicable exchange rate. As the notes were issued at a premium to par value, the Company received proceeds for US$86.25 million.

Maturity Date: March 9, 2027.

Amortization: Bullet.

Interest Rate and payments: 1.00% p.a, quarterly interest payments.

ENACOM Resolution No. 798/2022 – On-demand spectrum allocation

Through ENACOM Resolution No. 798/2022, published in the Official Gazette of May 19, 2022, an on-demand process of spectrum allocation for the provision of the Advanced Mobile Communications Service was launched, involving blocks of the 2500-2570 MHz and 2620-2690 MHz frequencies.

On May 31, 2022, the Company submitted a presentation requesting the allocation of spectrum blocks in this process. Through ENACOM Resolution No.1729/2022 published in the Official Gazette on August 31, 2022, Telecom Argentina was awarded the spectrum blocks in the requested locations and ENACOM accepted the Company’s proposal to return certain of its spectrum blocks.

Sale of “Costanera” building

On March 21, 2022, the Company entered into an agreement for the sale of the “Costanera” building, located in the Autonomous City of Buenos Aires, Argentina, for a total of US$6 million. This transaction is subject to ENACOM’s authorization, since the real estate is affected by the provision of ICT Services.

As of September 30, 2022, the Company has received an advance payment for US$ 2 million.

Relevant events after September 30, 2022

Preliminary Injunction

On October 5, 2022, we informed of the decision rendered by the Federal Administrative Litigation Matters Court No. 8 in the proceedings “Telecom Argentina S.A. a/EN-Enacom and other re. preliminary injunction (Autonomous)” (Docket No. 12,881/2020) whereby the Court

TELECOM ARGENTINA	8

decided to further extend for a period of 6 (six) months the preliminary injunction previously granted to us according to section 5 of Law No. 26,854

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of September 30, 2022, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

* Cablevisión Holding S.A. owns 18.89% of the total capital stock directly and owns 9.27% of the total capital stock indirectly through VLG S.A.U.
** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago	Tomás Pellicori	Pablo Lorenzo
(5411) 5112 7218	(5411) 5524 7692	(5411) 2482 6817

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

TELECOM ARGENTINA	9

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	10

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022

(in million Argentine Pesos)

1 -	Consolidated Balance Sheet
	(Restated by inflation, comparative figures in constant currency as of September 2022)

		09/30/22	12/31/21	Δ $	Δ %
	Cash and cash equivalents	32,932	32,964	(32)	-0.1%
	Financial Investments	6,260	17,912	(11,652)	-65.1%
	Trade receivables	29,779	37,456	(7,677)	-20.5%
	Other Receivables	13,178	14,690	(1,512)	-10.3%
	Inventories	5,058	5,174	(116)	-2.2%
	Assets held for sale	791	-	791	-
	Total current assets	87,998	108,196	(20,198)	-18.7%
	Financial Investments	227	-	227	-
	Trade receivables	101	121	(20)	-16.5%
	Goodwill	422,217	629,582	(207,365)	-32.9%
	Property, plant and equipment ('PP&E')	684,718	749,280	(64,562)	-8.6%
	Intangible assets	222,387	239,336	(16,949)	-7.1%
	Right-of-use assets	51,666	55,494	(3,828)	-6.9%
	Other Receivables	8,823	9,913	(1,090)	-11.0%
	Total non-current assets	1,390,139	1,683,726	(293,587)	-17.4%
	TOTAL ASSETS	1,478,137	1,791,922	(313,785)	-17.5%
	Trade payables	61,965	81,760	(19,795)	-24.2%
	Financial debt	100,664	107,730	(7,066)	-6.6%
	Salaries and social security payables	31,240	36,974	(5,734)	-15.5%
	Income tax liabilities	32,250	23,129	9,121	39.4%
	Taxes payables	7,772	6,580	1,192	18.1%
	Lease liabilities	8,068	10,180	(2,112)	-20.7%
	Other liabilities	4,730	5,074	(344)	-6.8%
	Provisions	2,316	3,564	(1,248)	-35.0%
	Total current liabilities	249,005	274,991	(25,986)	-9.4%
	Trade payables	551	1,821	(1,270)	-69.7%
	Financial debt	299,286	335,554	(36,268)	-10.8%
	Salaries and social security payables	2,676	2,567	109	4.2%
	Deferred income tax liabilities	194,740	224,584	(29,844)	-13.3%
	Taxes payables	58	-	58	-
	Lease liabilities	15,926	21,235	(5,309)	-25.0%
	Other liabilities	2,434	2,078	356	17.1%
	Provisions	9,538	15,900	(6,362)	-40.0%
	Total non-current liabilities	525,209	603,739	(78,530)	-13.0%
	TOTAL LIABILITIES	774,214	878,730	(104,516)	-11.9%

	Equity attributable to Controlling Company	690,897	898,957	(208,060)	-23.1%
	Non-controlling interest	13,026	14,235	(1,209)	-8.5%
	TOTAL EQUITY	703,923	913,192	(209,269)	-22.9%
	TOTAL LIABILITIES AND EQUITY	1,478,137	1,791,922	(313,785)	-17.5%

2 -	Consolidated Loans
	(Monetary items)
		09/30/22	12/31/21	Δ $	Δ %
	Bank overdrafts - principal	14,901	20,235	(5,334)	-26.4%
	Bank and other financial entities loans - principal	31,961	54,101	(22,140)	-40.9%
	Notes - principal	20,434	-	20,434	-
	NDF	81	307	(226)	-73.6%
	Loans for purchase of equipment	4,813	5,970	(1,157)	-19.4%
	Accrued interest and related expenses	28,474	27,117	1,357	5.0%
	Total Current Loans	100,664	107,730	(7,066)	-6.6%
	Notes - principal	167,705	184,946	(17,241)	-9.3%
	Bank and other financial entities loans - principal	87,849	95,898	(8,049)	-8.4%
	Loans for purchase of equipment	4,421	6,504	(2,083)	-32.0%
	Accrued interest and related expenses	39,311	48,206	(8,895)	-18.5%
	Total Non Current Loans	299,286	335,554	(36,268)	-10.8%
	Total Loans	399,950	443,284	(43,334)	-9.8%

	Cash and cash equivalents, and Financial Investments	39,419	50,876	(11,457)	-22.5%
	Net Financial Debt	(360,531)	(392,408)	31,877	-8.1%

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022
(in million Argentine Pesos)

3 - Segment Information
(Segment information for periods ended as of September 30 of 2022 and 2021 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of September 30, 2022	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	346,952	94,307	441,259	24,944	6,691	31,635	(1,934)	470,960
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(249,748)	(69,401)	(319,149)	(14,651)	(3,956)	(18,607)	1,934	(335,822)
Operating income before D&A	97,204	24,906	122,110	10,293	2,735	13,028	-	135,138

Depreciation, amortization and impairment of fixed assets								(369,806)

Operating loss								(234,668)
Earnings from associates								342
Debt financial expenses								40,936
Other financial results, net								34,190
Net income (loss) before income tax expenses								(159,200)
Income tax expense								(4,298)
Net loss								(163,498)

Attributable to:
Controlling Company								(164,873)
Non-controlling interest								1,375

As of September 30, 2021	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	241,078	257,992	499,070	17,859	21,873	39,732	(2,555)	536,247
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(161,910)	(177,731)	(339,641)	(10,514)	(14,040)	(24,554)	2,555	(361,640)
Operating income before D&A	79,168	80,261	159,429	7,345	7,833	15,178	-	174,607

Depreciation, amortization and impairment of fixed assets								(172,438)
Operating income								2,169
Earnings from associates								384
Debt financial expenses								38,837
Other financial results, net								17,152
Net income (loss) before income tax expenses								58,542
Income tax expense								(56,666)
Net income								1,876

Attributable to:
Controlling Company								655
Non-controlling interest								1221

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022
(in million Argentine Pesos)

4 -	Consolidated Income Statements - restated by inflation (constant figures) (Allows the understanding of the variations of the Income Statement in real terms)

	09/30/22	09/30/21	Δ $	Δ %

Revenues	470,960	536,247	(65,287)	-12.2%
Consolidated Operating Costs	(705,628)	(534,078)	(171,550)	32.1%
Operating (loss) income	(234,668)	2,169	(236,837)	-
Net Financial results and earnings from associates	75,468	56,373	19,095	33.9%
Net income (loss) before income tax expense	(159,200)	58,542	(217,742)	-
Income tax expense	(4,298)	(56,666)	52,368	-92.4%
Net (loss) Income	(163,498)	1,876	(165,374)	-

Attributable to:
Controlling Company	(164,873)	655	(165,528)	-
Non-controlling interest	1,375	1,221	154	12.6%

Operating income before D&A	135,138	174,607	(39,469)	-22.6%
As % of Revenues	28.7%	32.6%

Net Financial results	09/30/22	09/30/21	Δ $	Δ %

Debt financial expenses
Interests on financial debt	(3,997)	(19,934)	15,937	-79.9%
Foreign currency exhange losses on financial debt	44,967	58,771	(13,804)	-23.5%
Debt refinancing results	(34)	-	(34)	-
Total Debt financial expenses	40,936	38,837	2,099	5.4%
Other financial results, net
Gains (losses) for operations with notes and bonds	(12,162)	(901)	(11,261)	-
Other foreign currency exhange gains (losses)	2,020	9,591	(7,571)	-78.9%
Other net interests and gains of investments	773	(2,173)	2,946	-135.6%
Taxes and bank expenses	(4,649)	(5,346)	697	-13.0%
Financial expenses on pension benefits	(430)	(452)	22	-4.9%
Financial discounts on assets, debts and other	(2,215)	(4,539)	2,324	-51.2%
RECPAM*	50,853	20,972	29,881	142.5%
Total other financial results, net	34,190	17,152	17,038	99.3%
Total Net Financial results	75,126	55,989	19,137	34.2%
* Inflation restatement gain / (loss)

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022

(in million Argentine Pesos)

5 -	Consolidated Income Statements - restated by inflation (constant figures)
Three Months Comparison

	09/30/22	09/30/21	Δ $	Δ %

Revenues	148,238	176,175	(27,937)	-15.9%
Consolidated Operating Costs	(372,495)	(184,614)	(187,881)	101.8%
Operating loss	(224,257)	(8,439)	(215,818)	-
Net Financial results and earnings from associates	28,098	18,957	9,141	48.2%
Net income (loss) before income tax expense	(196,159)	10,518	(206,677)	-
Income tax expense	(6,224)	(5,297)	(927)	17.5%
Net income (loss)	(202,383)	5,221	(207,604)	-

Attributable to:
Controlling Company	(203,003)	4,666	(207,669)	-
Non-controlling interest	620	555	65	11.7%

Operating income before D&A	36,525	52,089	(15,564)	-29.9%
As % of Revenues	24.6%	29.6%

Net Financial results	09/30/22	09/30/21	Δ $	Δ %
Three Months Comparison
Debt financial expenses
Interests on financial debt	(1,236)	(6,623)	5,387	-81.3%
Foreign currency exhange losses on financial debt	11,725	21,167	(9,442)	-44.6%
Debt refinancing results	(34)	-	(34)	-
Total Debt financial expenses	10,455	14,544	(4,089)	-28.1%
Other financial results, net
Gains (losses) for operations with notes and bonds	(794)	977	(1,771)	-181.3%
Other foreign currency exhange gains (losses)	1,463	1,279	184	14.4%
Other net interests and gains of investments	408	(108)	516	-
Taxes and bank expenses	(1,542)	(1,833)	291	-15.9%
Financial expenses on pension benefits	(118)	(136)	18	-13.2%
Financial discounts on assets, debts and other	(700)	(1,394)	694	-49.8%
RECPAM*	18,760	5,475	13,285	-
Total other financial results, net	17,477	4,260	13,217	-
Total Net Financial results	27,932	18,804	9,128	48.5%

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022

(in million Argentine Pesos)

6 -	Breakdown of consolidated revenues - restated by inflation (constant figures)
(Revenues as of 2021 restated to 2022 values include a variation due to the restatement of approximately 92,8% vs. a restatement variation of 27,2% for revenues as of 2022)

	09/30/22		09/30/21		9M22 IAS 29	vs. 9M21 IAS 29
	9M22 IAS 29	IAS 29	9M21 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment

REVENUES FROM SERVICES	440,369	94,036	498,158	239,770	(57,789)	-11.6%
Mobile Services	187,113	39,828	200,703	96,691	(13,590)	-6.8%
Internet Services	105,070	22,623	113,620	54,741	(8,550)	-7.5%
Cable TV Services	85,700	18,224	105,120	50,512	(19,420)	-18.5%
Fixed Telephony and Data Services	58,534	12,823	75,192	36,113	(16,658)	-22.2%
Other service revenues	3,952	538	3,523	1,713	429	12.2%
REVENUES FROM EQUIPMENT SALES	30,591	6,538	38,089	18,368	(7,498)	-19.7%

REVENUES	470,960	100,574	536,247	258,138	(65,287)	-12.2%

7 -	Breakdown of consolidated revenues - restated by inflation (constant figures) Three Months Comparison

	09/30/22		09/30/21		3Q22 IAS 29	vs. 3Q21 IAS 29
	3Q22 IAS 29	IAS 29	3Q21 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment

REVENUES FROM SERVICES	138,444	8,450	163,955	77,119	(25,511)	-15.6%
Mobile Services	60,601	4,010	66,990	31,540	(6,389)	-9.5%
Internet Services	32,728	2,045	38,542	18,120	(5,814)	-15.1%
Cable TV Services	26,116	1,318	33,783	15,885	(7,667)	-22.7%
Fixed Telephony and Data Services	17,789	1,273	23,419	11,016	(5,630)	-24.0%
Other service revenues	1,210	(196)	1,221	558	(11)	-0.9%
REVENUES FROM EQUIPMENT SALES	9,794	567	12,220	5,765	(2,426)	-19.9%
REVENUES	148,238	9,017	176,175	82,884	(27,937)	-15.9%

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022

(in million Argentine Pesos)

8 - Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	09/30/22		09/30/21		9M22 IAS 29 vs. 9M21 IAS 29
	9M22 IAS 29	IAS 29 Adjustment	9M21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	470,960	100,574	536,247	278,109	(65,287)	-12.2%
Employee benefit expenses and severance payments	(115,470)	(22,964)	(110,453)	(57,126)	(5,017)	4.5%
Interconnection and transmission costs	(14,574)	(3,074)	(19,544)	(10,166)	4,970	-25.4%
Fees for services, maintenance, materials and supplies	(56,503)	(13,090)	(61,220)	(32,595)	4,717	-7.7%
Taxes and fees with the regulatory authority	(36,272)	(7,724)	(41,368)	(21,468)	5,096	-12.3%
Commissions and advertising	(27,731)	(5,597)	(30,255)	(15,647)	2,524	-8.3%
Cost of equipments and handsets	(21,745)	(6,317)	(27,001)	(15,280)	5,256	-19.5%
Programming and content costs	(29,560)	(6,378)	(36,663)	(19,106)	7,103	-19.4%
Bad debt expenses	(11,781)	(2,571)	(9,814)	(5,041)	(1,967)	20.0%
Other operating income and expenses	(22,186)	(5,218)	(25,322)	(13,586)	3,136	-12.4%
Subtotal Operating costs before D&A	(335,822)	(72,933)	(361,640)	(190,015)	25,818	-7.1%
Operating income before D&A	135,138	27,641	174,607	88,094	(39,469)	-22.6%
Depreciation, amortization ('D&A') and impairment of fixed assets	(369,806)	(324,607)	(172,438)	(135,001)	(197,368)	114.5%
Operating income (loss)	(234,668)	(296,966)	2,169	(46,907)	(236,837)	-
Earnings from associates	342	(118)	384	179	(42)	-10.9%
Net financial results	34,190	46,218	17,152	17,707	17,038	99.3%
Financial expenses on debt	40,936	172,643	38,837	89,855	2,099	5.4%
Net income (loss) before income tax expense	(159,200)	(78,223)	58,542	60,834	(217,742)	-
Income tax expense	(4,298)	(23,711)	(56,666)	(56,311)	52,368	-92.4%
Net income (loss)	(163,498)	(101,934)	1,876	4,523	(165,374)	-
Attributable to:
Controlling Company	(164,873)	(102,148)	655	4,095	(165,528)	-
Non-controlling interest	1,375	214	1,221	428	154	12.6%

9 - Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	09/30/22		09/30/21		3Q22 IAS 29 vs. 3Q21 IAS 29
	3Q22 IAS 29	IAS 29 Adjustment	3Q21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	148,238	9,017	176,175	82,884	(27,937)	-15.9%
Employee benefit expenses and severance payments	(41,651)	(2,436)	(40,040)	(18,944)	(1,611)	4.0%
Interconnection and transmission costs	(4,672)	(272)	(6,251)	(2,942)	1,579	-25.3%
Fees for services, maintenance, materials and supplies	(19,043)	(1,700)	(20,205)	(9,655)	1,162	-5.8%
Taxes and fees with the regulatory authority	(11,425)	(692)	(13,491)	(6,348)	2,066	-15.3%
Commissions and advertising	(9,721)	(544)	(10,153)	(4,776)	432	-4.3%
Cost of equipments and handsets	(6,552)	(989)	(8,557)	(4,241)	2,005	-23.4%
Programming and content costs	(9,167)	(567)	(11,564)	(5,443)	2,397	-20.7%
Bad debt expenses	(3,909)	(250)	(3,587)	(1,678)	(322)	9.0%
Other operating income and expenses	(5,573)	(402)	(10,238)	(5,171)	4,665	-45.6%
Subtotal Operating costs before D&A	(111,713)	(7,852)	(124,086)	(59,198)	12,373	-10.0%
Operating income before D&A	36,525	1,165	52,089	23,686	(15,564)	-29.9%
Depreciation, amortization ('D&A') and impairment of fixed assets	(260,782)	(244,777)	(60,528)	(46,679)	(200,254)	-
Operating loss	(224,257)	(243,612)	(8,439)	(22,993)	(215,818)	-
Earnings from associates	166	(55)	153	98	13	8.5%
Financial expenses on debt	10,455	73,121	14,544	28,296	(4,089)	-28.1%
Net financial results	17,477	20,106	4,260	4,064	13,217	-
Net income (loss) before income tax expense	(196,159)	(150,440)	10,518	9,465	(206,677)	-
Income tax expense	(6,224)	(12,132)	(5,297)	(726)	(927)	17.5%
Net income (loss)	(202,383)	(162,572)	5,221	8,739	(207,604)	-
Attributable to:
Controlling Company	(203,003)	(162,596)	4,666	8,490	(207,669)	-
Non-controlling interest	620	24	555	249	65	11.7%

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2022
(in million Argentine Pesos)

10 -  Summary of comparative consolidated statements of cash flow

	09/30/22	09/30/21
Net cash flows provided by operating activities	130,662	165,601
Investing Activities
Property, plant and equipment acquisitions	(72,735)	(89,487)
Intangible asset acquisitions	(3,559)	(3,278)
Payment for acquisition of subsidiary	(347)	-
Proceeds from dividends	211	386
Proceeds from the sale of property, plant and equipment and intangible assets	305	146
Investments not considered as cash and cash equivalents	(37,836)	(62,638)
Net cash flows used in investing activities	(113,961)	(154,871)
Net cash flows used in financing activities	(13,765)	(21,836)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(2,968)	(4,089)
Total cash and cash equivalents (used) provided during the period	(32)	(15,195)

TELECOM ARGENTINA	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 9, 2022	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations